Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-X dated April 18, 2008	Term Sheet to Product Supplement No. 39-X Registration Statement No. 333-130051 Dated July 16, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index due July 23, 2012

General

  The notes are designed for investors who seek an uncapped return of at least 1.42* times the appreciation of the MSCI EAFE® Index at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 20%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 23, 2012†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about July 18, 2008 and are expected to settle on or about July 23, 2008.

Key Terms

Index:	The MSCI EAFE® Index (“MXEA”) (the “Index”)
Upside Leverage Factor:	1.42*
Payment at Maturity:

If the MSCI EAFE Closing Level is greater than the MSCI EAFE Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI EAFE Return multiplied by 1.42*. Accordingly, if the MSCI EAFE Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (MSCI EAFE Return x 1.42*)]
*The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.42.
Your principal is protected against up to a 20% decline of the Index at maturity. If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 20%, you will lose 1.25% of the principal amount of your notes for every 1% that the Index declines beyond 20% and your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (MSCI EAFE Return + 20%) x 1.25]
You will lose some or all of your principal at maturity if the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 20%.
Buffer Amount:	20%
Downside Leverage Factor:	1.25
MSCI EAFE Return:	MSCI EAFE Closing Level – MSCI EAFE Starting Level MSCI EAFE Starting Level
MSCI EAFE Starting Level:	The Index closing level on the pricing date, which is expected to be on or about July 18, 2008.
MSCI EAFE Closing Level:	The Index closing level on the Observation Date.
Observation Date:	July 18, 2012†
Maturity Date:	July 23, 2012†
CUSIP:	48123LFY5
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-X.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 39-X and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-X and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below and in “Supplemental Use of Proceeds” in this term sheet differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 39-X, the information in the footnotes (1) and (2) below and in “Supplemental Use of Proceeds” in this term sheet controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. Please see “Supplemental Use of Proceeds” in this term sheet for information about our projected profit resulting from hedging our obligations under the notes.

(2)

The concessions we pay to other dealers will depend on market conditions on the pricing date. In no event will the concessions that may be paid to other dealers exceed $20.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 16, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-X dated April 18, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-X, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-X dated April 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408023242/v111123_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI EAFE Return by the Upside Leverage Factor of 1.42. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.42. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the MSCI EAFE Closing Level, as compared to the MSCI EAFE Starting Level, of up to 20%. If the MSCI EAFE Closing Level declines by more than 20%, for every 1% decline of the Index beyond 20%, you will lose an amount equal to 1.25% of the principal amount of your notes.
  DIVERSIFICATION OF THE MSCI EAFE® INDEX — The return on the notes is linked to the MSCI EAFE® Index. The MSCI EAFE® Index is published by MSCI Inc. and is a free float adjusted market capitalization index intended to measure the equity market performance of certain developed markets. As of June 2008, the MSCI EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. MSCI Inc. recently completed previously announced changes to the methodology used in its MSCI Standard Indices, which includes the MSCI EAFE® Index. For additional information about the Index and the changes to the Index methodology, see the information set forth under “The MSCI EAFE® Index” and “Supplemental Information — Transition of the MSCI Indices to a New Index Methodology” in the accompanying product supplement no. 39-X.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-X. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-X dated April 18, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the MSCI EAFE Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the MSCI EAFE Closing Level, as compared to the MSCI EAFE Starting Level, beyond the 20% buffer.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally as well as in the markets of the component securities composing the Index;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI EAFE Starting Level of 1850 and an Upside Leverage Factor of 1.42. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

MSCI EAFE Closing Level	MSCI EAFE Return	Total Return

3330.00	80.00%	113.60%
3145.00	70.00%	99.40%
2960.00	60.00%	85.20%
2775.00	50.00%	71.00%
2590.00	40.00%	56.80%
2405.00	30.00%	42.60%
2220.00	20.00%	28.40%
2035.00	10.00%	14.20%
1942.50	5.00%	7.10%
1850.00	0.00%	0.00%
1757.50	-5.00%	0.00%
1665.00	-10.00%	0.00%
1480.00	-20.00%	0.00%
1295.00	-30.00%	-12.50%
1110.00	-40.00%	-25.00%
925.00	-50.00%	-37.50%
740.00	-60.00%	-50.00%
555.00	-70.00%	-62.50%
370.00	-80.00%	-75.00%
185.00	-90.00%	-87.50%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the MSCI EAFE Starting Level of 1850 to an MSCI EAFE Closing Level of 2035. Because the MSCI EAFE Closing Level of 2035 is greater than the MSCI EAFE Starting Level of 1850, the investor receives a payment at maturity of $1,142 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (10% x 1.42)] = $1,142

Example 2: The level of the Index decreases from the MSCI EAFE Starting Level of 1850 to an MSCI EAFE Closing Level of 1480. Because the MSCI EAFE Closing Level of 1480 is less than the MSCI EAFE Starting Level of 1850 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the MSCI EAFE Starting Level of 1850 to an MSCI EAFE Closing Level of 1295. Because the MSCI EAFE Closing Level of 1295 is less than the MSCI EAFE Starting Level of 1850 by more than the Buffer Amount of 20%, the investor receives a payment at maturity of $875 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 20%) x 1.25] = $875

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly Index closing level from January 3, 2003 through July 11, 2008. The Index closing level on July 15, 2008 was 1851.32. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Use of Proceeds

The original issue price of the notes will include the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Our projected profit from such hedging will depend on market conditions on the pricing date but in no event will those projected profits exceed $25.00 per $1,000 principal amount note. For additional related information, please see “Use of Proceeds” beginning on page PS-39 of product supplement 39-X.

To the extent the information contained in this “Supplemental Use of Proceeds” differs from or conflicts with the disclosure set forth in “Use of Proceeds” in product supplement no. 39-X, the information in this “Supplemental Use of Proceeds” shall control.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-4